Exhibit 99.1

Luckin Coffee Inc. Announces Unaudited First Quarter 2022 Financial Results

First Quarter Net Revenues Increased 89.5%; Achieved Corporate Level Profitability for First Time

556 Net New Store Openings in First Quarter

BEIJING, May 24, 2022 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended March 31, 2022.

FIRST QUARTER 2022 HIGHLIGHTS1

●	Total net revenues in the first quarter were RMB2,404.6 million (US$379.3 million), representing an increase of 89.5% from RMB1,268.7 million in the same quarter of 2021.

●	Net new store openings in the first quarter was 556, resulting in a quarter-over-quarter store unit growth of 9.2% from the number of stores by the end of the fourth quarter of 2021, ending the first quarter with 6,580 stores which includes 4,675 self-operated stores and 1,905 partnership stores.

●	Average monthly transacting customers in the first quarter were 16.0 million, representing an increase of 83.0% from 8.7 million in the same quarter of 2021.

●	Revenues from self-operated stores in the first quarter were RMB1,714.7 million (US$270.5 million), representing an increase of 66.2% from RMB1,031.5 million in the same quarter of 2021.

●	Same-store sales growth for self-operated stores in the first quarter was 41.6%, compared to 94.5% in the same quarter of 2021.

●	Store level operating profit – self-operated stores in the first quarter was RMB348.5 million (US$55.0 million) with store level operating profit margin of 20.3%, compared to RMB64.1 million with store level operating profit margin of 6.2% in the same quarter of 2021.

●	Revenues from partnership stores in the first quarter were RMB549.3 million (US$86.7 million), representing an increase of 239.3% from RMB161.9 million in the same quarter of 2021.

●	GAAP operating income in the first quarter was RMB16.1 million (US$2.5 million), compared to a loss of RMB364.0 million in the same quarter of 2021. Non-GAAP operating income in the first quarter was RMB92.1 million (US$14.5 million), compared to a loss of RMB307.6 million in the same quarter of 2021, which represents a significant improvement of operating results.

1 Please refer to the section “KEY DEFINITIONS” on Page 6 for detailed definitions on certain terms used.

COMPANY STATEMENT

“Our team continues to execute on our strategic plan, delivering another quarter of improved financial and operational results,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “Despite continued pandemic-related headwinds, we reported strong bottom and top-line performance, with net revenue growth of 89.5% and same-store sales growth for our self-operated stores of over 40% from the prior year. We also delivered our first quarterly operating profit since our founding. This is an important milestone and serves as validation of our strategic plan and relentless focus on execution.”

Dr. Guo added, “Our efficient store operations and greater scale and operating leverage generated strong store level margins for our self-operated stores of just over 20%, especially given that historically, the first quarter had been our weakest quarter for our self-operated stores as a result of fewer purchases during the Chinese New Year holidays. We introduced 34 new freshly brewed products during the quarter which contributed materially to our results and that success continued in April when our new “Coconut Cloud Latte” sold over 4.95 million cups in the first week after its launch. We further expanded and had 556 net new store openings to meet the growing demand for our products through a mix of self-operated and partnership stores. Our partnership platform, which is highly complementary to our self-operated store model, was further expanded during the quarter and revenues from our partnership stores represented roughly a quarter of our total first quarter revenues.”

Dr. Guo concluded, “While we expect pandemic-related market pressures to continue having an adverse impact on our business in the near-term, our board of directors and management team are confident in our ability to both meet and drive demand through continued investment in our core initiatives. With our strong financial position, premier brand recognition and operating efficiency and leverage, we believe we are well positioned to capture the significant growth opportunities in the China coffee market while delivering sustainable long-term value for our shareholders.”

IMPACT OF COVID-19

The global economy, Chinese markets and the Company’s business have been adversely affected by the COVID-19 pandemic. As cases of the Omicron variant emerged in China and spread to several major cities at the end of 2021, many provinces and municipalities activated the highest response to this public health crisis.

As a result, the Company’s temporary store closures gradually increased during the first quarter of 2022, with March being the most impacted. The Company experienced around 700 daily store closures on average during March 2022. Starting from April 2022, there was a nearly complete lockdown in Shanghai, resulting in a further increase of average daily store closures. For the period between April 1, 2022 and the day prior to this earnings release, the daily average number of temporary store closures was around 950.

While the Company is encouraged by recent government initiatives to introduce measures to support the local economy and has recently seen a partial re-opening in Shanghai, the Company anticipates that its operations will continue to be negatively affected by pandemic-related market pressures for the foreseeable future. The extent of these impacts is difficult to predict given the nature of the COVID-19 pandemic and the severity of the effects on the global economy.

FIRST QUARTER OF 2022 UNAUDITED FINANCIAL RESULTS

Total net revenues were RMB2,404.6 million (US$379.3 million) in the first quarter of 2022, representing an increase of 89.5% from RMB1,268.7 million in the same quarter of 2021. Net revenues growth was primarily driven by the increased number of products sold, the increase in store footprint, the increase in the number of monthly transacting customers and higher average selling price for the Company’s products.

●	Revenues from product sales were RMB1,855.3 million (US$292.7 million) in the first quarter of 2022, representing an increase of 67.6% from RMB1,106.8 million in the same quarter of 2021.

●	Net revenues from freshly brewed drinks were RMB1,652.6 million (US$260.7 million), representing 68.8% of total net revenues in the first quarter of 2022, compared to RMB966.6 million, or 76.2% of total net revenues, in the same quarter of 2021.

●	Net revenues from other products were RMB109.1 million (US$17.2 million), representing 4.5% of total net revenues in the first quarter of 2022, compared to RMB81.2 million, or 6.4% of total net revenues, in the same quarter of 2021.

●	Net revenues from others were RMB93.6 million (US$14.8 million), representing 3.9% of total net revenues in the first quarter of 2022, compared to RMB59.1 million, or 4.6% of total net revenues, in the same quarter of 2021.

●	Revenues from partnership stores were RMB549.3 million (US$86.7 million) in the first quarter of 2022, representing 22.8% of total net revenues, which is an increase of 239.3% compared to RMB161.9 million, or 12.8% of total net revenues, in the same quarter of 2021. For the first quarter of 2022, revenues from partnership stores included sales of materials of RMB365.7 million (US$57.7 million), profit sharing of RMB66.1 million (US$10.4 million), sales of equipment of RMB58.2 million (US$9.2 million), delivery service of RMB54.3 million (US$8.6 million) and other services of RMB5.0 million (US$0.8 million).

Total operating expenses were RMB2,388.5 million (US$376.8 million) in the first quarter of 2022, representing an increase of 46.3% from RMB1,632.7 million in the same quarter of 2021. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 99.3% in the first quarter of 2022 from 128.7% in the same quarter of 2021, mainly driven by a reduction of general and administrative expenses as a percentage of net revenues due to increased economies of scale and the Company’s technology-driven operations and a decrease in losses and expenses related to Fabricated Transactions and Restructuring in the first quarter since the Company had successfully completed dismissal of provisional liquidation in March 2022.

●	Cost of materials were RMB983.2 million (US$155.1 million) in the first quarter of 2022, representing an increase of 82.3% from RMB539.3 million in the same quarter of 2021, generally in line with the increase in the number of products sold and increase in sales of materials to partnership stores.

●	Store rental and other operating costs were RMB586.0 million (US$92.4 million) in the first quarter of 2022, representing an increase of 39.3% from RMB420.6 million in the same quarter of 2021, mainly due to the increase in labor costs, store rental as well as utilities and other store operating costs as a result of the increased number of stores and items sold in the first quarter of 2022 compared to the same period last year.

●	Depreciation and amortization expenses were RMB95.7 million (US$15.1 million) in the first quarter of 2022, representing a decrease of 16.6% from RMB114.8 million in the same quarter of 2021, mainly due to the decrease in amortization of leasehold improvements for the stores whose leasehold improvements had been fully amortized before the first quarter of 2022, offset by the increase of depreciation expenses of additional equipment put into use in new stores in the first quarter of 2022.

●	Delivery expenses were RMB246.7 million (US$38.9 million) in the first quarter of 2022, representing an increase of 88.1% from RMB131.2 million in the same quarter of 2021, mainly due to the increase in the number of delivery orders.

●	Sales and marketing expenses were RMB108.4 million (US$17.1 million) in the first quarter of 2022, representing an increase of 76.8% from RMB61.3 million in the same quarter of 2021, mainly due to the increase in advertising expenses and commission fees to third-party delivery platforms in line with the increase in the number of delivery orders.

●	General and administrative expenses were RMB323.0 million (US$51.0 million) in the first quarter of 2022, representing an increase of 18.3% from RMB273.1 million in the same quarter of 2021. The increase in general and administrative expenses was mainly driven by (i) the increase in payroll costs for headquarter staff, (ii) the increase in share-based compensation due to more restricted share units issued to motivate management and employees, (iii) the increase in research and development expenses and (iv) the increase in expenditures for office supplies.

●	Store preopening and other expenses were RMB8.3 million (US$1.3 million) in the first quarter of 2022, compared to RMB0.6 million in the same quarter of 2021, mainly due to more stores being opened in the first quarter of 2022.

●	Losses and expenses related to Fabricated Transactions and Restructuring were RMB37.3 million (US$5.9 million) in the first quarter of 2022, representing an decrease of 59.3% from RMB91.8 million in the same quarter of 2021, which consisted primarily of (i) professional and legal fees for U.S. securities litigations negotiations and claims, (ii) professional and legal fees for the restructuring of convertible senior notes, (iii) professional fees and expenses reimbursed to the Joint Provisional Liquidators (“JPLs”) and (iv) other advisory service fees.

●	Store level operating profit margin - self-operated stores was 20.3% in the first quarter of 2022, compared to 6.2% in the same quarter of 2021, primarily due to the increase in the average selling price of the Company’s products and the number of products sold, as well as benefits of economies of scale.

Operating income was RMB16.1 million (US$2.5 million) in the first quarter of 2022, compared to an operating loss of RMB364.0 million in the same quarter of 2021. Non-GAAP operating income was RMB92.1 million (US$14.5 million) in the first quarter of 2022, compared to a non-GAAP operating loss of RMB307.6 million in the same quarter of 2021. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Net income was RMB19.8 million (US$3.1 million) in the first quarter of 2022, compared to a net loss of RMB232.5 million in the same quarter of 2021. Non-GAAP net income was RMB99.1 million (US$15.6 million) in the first quarter of 2022, compared to net loss of RMB176.0 million in the same quarter of 2021.

Basic and diluted net income per ADS was RMB0.08 (US$0.00) and RMB0.08 (US$0.00) in the first quarter of 2022, respectively, compared to basic and diluted net loss per ADS of RMB0.88 and RMB0.88 in the same quarter of 2021, respectively.

Non-GAAP basic and diluted net income per ADS was RMB0.32 (US$0.08) and RMB0.32 (US$0.08) in the first quarter of 2022, respectively, compared to basic and diluted net loss of RMB0.72 and RMB0.72 in the same quarter of 2021.

Net cash provided by operating activities was RMB107.7 million (US$17.0 million) in the first quarter of 2022, compared to RMB233.2 million in net cash used in the same quarter of 2021. The improvement was primarily driven by the Company’s improved business operations, enhanced ability to generate revenue and improved profitability.

Cash and cash equivalents, restricted cash and short-term investments were RMB5,021.4 million (US$792.1 million) as of March 31, 2022, compared to RMB6,555.3 million as of December 31, 2021. The decrease was primarily attributable to the repayment of senior convertible notes and purchase of property and equipment, offset by the proceeds from the issuance of senior preferred shares and operational cash generation.

KEY OPERATING DATA

	For the three months ended or as of
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2020	2020	2021	2021	2021	2021	2022
Total stores	4,831	4,803	4,951	5,259	5,671	6,024	6,580
Self-operated stores	3,952	3,929	3,939	4,018	4,206	4,397	4,675
Partnership stores	879	874	1,012	1,241	1,465	1,627	1,905
Same-store sales growth for self-operated stores	0.3%	9.2%	94.5%	71.8%	75.8%	43.6%	41.6%
Average monthly transacting customers (in thousands)	8,215	9,712	8,728	12,285	14,722	16,229	15,975

KEY DEFINITIONS

●	Total net revenues include revenues from product sales and revenues from partnership stores.

●	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

●	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores.

●	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

●	Same-store sales growth for self-operated stores. Defined as growth rate of total revenue from self-operated stores that has been in operation as at comparable period beginning and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period.

●	Store level operating profit/(loss) - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, store preopening and other expenses from our self-operated store revenues.

●	Store level operating profit/(loss) margin - self-operated stores. Calculated by dividing store level operating profit/(loss) by total revenues from self-operated stores.

●	Total number of stores. The number of stores open at the ending of the period, excluding unmanned machines.

●	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

●	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

●	Non-GAAP operating (loss)/income. Calculated by operating (loss)/income excluding share-based compensation expenses.

●	Non-GAAP net (loss)/income. Calculated by net (loss)/income excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants.

●	Non-GAAP net (loss)/income attributable to the Company’s ordinary shareholders. Calculated by adjusting net (loss)/income attributable to the Company's ordinary shareholders excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants.

●	Non-GAAP basic and diluted net (loss)/income per shares. Calculated as non-GAAP net (loss)/income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

●	Non-GAAP basic and diluted net (loss)/income per ADSs. Calculated as non-GAAP net (loss)/income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses adjusted operating (loss)/income and adjusted net (loss)/income, each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating (loss)/income as operating loss excluding share-based compensation expenses, non-GAAP net (loss)/income as net (loss)/income excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants and non-GAAP net (loss)/income attributable to the Company’s ordinary shareholders as net (loss)/income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Other than proceeds from the issuance of Series B-1 convertible redeemable preferred shares, IPO, senior preferred shares and the concurrent private placement stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the exchange rate on March 31, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Tuesday, May 24, 2022, at 8:00 am Eastern Time (or Tuesday, May 24, 2022, at 8:00 pm Beijing Time) to discuss the financial results. The Company will not be hosting a Q&A session following the conference call.

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, a Direct Event passcode and a unique registrant ID by email.

Pre-registration is accessible online at http://apac.directeventreg.com/registration/event/8975287.

Conference ID: 8975287

In the 10 minutes prior to the call start time, you may use the conference access information provided in the email received at the point of registering. Please note that, due to regional restrictions, some participants may receive operator assistance when joining the conference call and will not be automatically connected.

A replay of the conference call will be accessible through May 27, 2022 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	8975287

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2021

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2022

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2021	March 31, 2022 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,477,636	4,941,496	779,502
Restricted cash	58,200	55,500	8,755
Accounts receivable, net	38,605	46,113	7,274
Receivables from online payment platforms	171,562	136,914	21,598
Inventories, net	593,340	657,023	103,643
Prepaid expenses and other current assets, net	1,044,007	1,095,452	172,804
Total current assets	8,383,350	6,932,498	1,093,576

Non-current assets:
Property and equipment, net	1,805,101	1,815,812	286,437
Restricted cash	19,438	24,400	3,849
Other non-current assets, net	163,926	166,000	26,186
Deferred tax assets, net	702,941	666,135	105,080
Operating lease, right-of-use assets	1,237,734	1,280,739	202,032
Derivative asset bifurcated from Series B Senior Secured Notes	-	34,465	5,437
Total non-current assets	3,929,140	3,987,551	629,021
TOTAL ASSETS	12,312,490	10,920,049	1,722,597

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	293,700	469,366	74,041
Accrued expenses and other liabilities	1,327,598	1,109,644	175,042
Deferred revenues	90,620	81,529	12,861
Convertible senior notes	2,931,396	-	-
Payable for equity litigants settlement	1,350,257	1,346,371	212,385
Operating lease liabilities-current	598,062	615,184	97,043
Total current liabilities	6,591,633	3,622,094	571,372

Non-current liabilities:
Series B Senior Secured Notes	-	801,969	126,508
Operating lease liabilities-non current	575,060	593,353	93,599
Total non-current liabilities	575,060	1,395,322	220,107
Total liabilities	7,166,693	5,017,416	791,479

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,514,660	1,578,040	248,930

Shareholders’ equity:
Class A Ordinary shares	21	22	3
Class B Ordinary shares	2	2	-
Additional paid-in capital	15,037,992	15,715,485	2,479,057
Accumulated deficits	(11,768,626)	(11,748,791)	(1,853,326)
Accumulated other comprehensive income	359,131	355,258	56,041
Statutory reserves	2,617	2,617	413
Total shareholders’ equity	3,631,137	4,324,593	682,188
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	12,312,490	10,920,049	1,722,597

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

(LOSS)/INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,106,832	1,855,297	292,666
Revenues from partnership stores	161,871	549,301	86,650
Total net revenues	1,268,703	2,404,598	379,316

Cost of materials	(539,323)	(983,151)	(155,088)
Store rental and other operating costs	(420,647)	(585,969)	(92,434)
Depreciation and amortization expenses	(114,814)	(95,710)	(15,098)
Delivery expenses	(131,150)	(246,726)	(38,920)
Sales and marketing expenses	(61,319)	(108,407)	(17,101)
General and administrative expenses	(273,063)	(322,995)	(50,951)
Store preopening and other expenses	(621)	(8,251)	(1,302)
Losses and expenses related to Fabricated Transactions and Restructuring	(91,809)	(37,327)	(5,888)
Total operating expenses	(1,632,746)	(2,388,536)	(376,782)
Operating (loss)/income	(364,043)	16,062	2,534

Interest income	35,765	19,446	3,068
Interest and financing expenses	(8,711)	(6,859)	(1,082)
Foreign exchange gain, net	4,024	9,789	1,544
Other income, net	5,211	22,195	3,501
Provision for equity litigants	-	(3,172)	(500)

Net (loss)/income before income taxes	(327,754)	57,461	9,065
Income tax benefit/(expense)	95,280	(37,626)	(5,935)
Net (loss)/income	(232,474)	19,835	3,130

Less: Net loss attributable to non-controlling interests	108	-	-
Net (loss)/income attributable to the Company’s ordinary shareholders	(232,582)	19,835	3,130

Net (loss)/income per ordinary share: - Basic	(0.11)	0.01	0.00
Net (loss)/income per ordinary share: - Diluted	(0.11)	0.01	0.00
Net (loss)/income per ADS (8 ordinary shares per ADS): - Basic*	(0.88)	0.08	0.00
Net (loss)/income per ADS (8 ordinary shares per ADS): - Diluted*	(0.88)	0.08	0.00
Weighted average shares outstanding used in calculating basic and diluted (loss)/income per share: - Basic	2,025,174,796	2,453,828,777	2,453,828,777
Weighted average shares outstanding used in calculating basic and diluted (loss)/income: - Diluted	2,025,174,796	2,504,438,483	2,504,438,483

Net (loss)/income	(232,474)	19,835	3,130
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(30,190)	(3,873)	(611)
Total comprehensive (loss)/income	(262,664)	15,962	2,519
Less: Total comprehensive loss attributable to non-controlling interests	108	-	-
Total comprehensive (loss)/income attributable to ordinary shareholders	(262,772)	15,962	2,519

* The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2022

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(233,177)	107,711	16,991
Net cash provided/(used in) by investing activities	160,043	(70,178)	(11,070)
Net cash used in financing activities	-	(1,559,559)	(246,014)
Effect of foreign exchange rate changes on cash and cash equivalents	11,637	(11,852)	(1,870)
Net decrease in cash and cash equivalents and restricted cash	(61,497)	(1,533,878)	(241,963)
Cash and cash equivalents and restricted cash at beginning of period	4,939,045	6,555,274	1,034,069
Cash and cash equivalents and restricted cash at end of period	4,877,548	5,021,396	792,106

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
A. Non-GAAP operating (loss)/income
Operating (loss)/income	(364,043)	16,062	2,534
Adjusted for: Share-based compensation expenses	56,476	76,086	12,002
Non-GAAP operating (loss)/income	(307,567)	92,148	14,536

B. Non-GAAP net (loss)/income
Net (loss)/income	(232,474)	19,835	3,130
Adjusted for:
Share-based compensation expenses	56,476	76,086	12,002
Provision for equity litigants	-	3,172	500
Non-GAAP net (loss)/income*	(175,998)	99,093	15,632

C. Non-GAAP net (loss)/income per share — basic and diluted
Net (loss)/income attributable to the Company’s ordinary shareholders	(232,582)	19,835	3,130
Adjusted for:
Share-based compensation expenses	56,476	76,086	12,002
Provision for equity litigants	-	3,172	500
Non-GAAP net (loss)/income attributable to the Company’s ordinary shareholders*	(176,106)	99,093	15,632

Weighted average shares outstanding used in calculating basic and diluted (loss)/income per share - basic	2,025,174,796	2,453,828,777	2,453,828,777
Weighted average shares outstanding used in calculating basic and diluted (loss)/income per share - diluted	2,025,174,796	2,504,438,483	2,504,438,483
Non-GAAP net (loss)/income per share — Basic	(0.09)	0.04	0.01
Non-GAAP net (loss)/income per share — Diluted	(0.09)	0.04	0.01
Non-GAAP net (loss)/income per ADS — Basic**	(0.72)	0.32	0.08
Non-GAAP net (loss)/income per ADS — Diluted**	(0.72)	0.32	0.08

* Differences in the definition of Non-GAAP indicators between this earnings announcement and 2021 Form 20-F are contributable to the items that occurred beyond the reporting periods of this earnings announcement, including accretion to redemption value of convertible redeemable preferred shares, change in the fair value of warrant liability, provision/(reversal) for SEC settlement, and impairment of trust investments.

** The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.